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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                       ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes         No  X
                                  ---        ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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                        KOREA ELECTRIC POWER CORPORATION

Announces the successful completion of the Closing Conditions relating to its Samurai Bonds listed below

   Korea Electric Power Corporation Japanese Yen Bonds of 1995 - Fourth Series
    Korea Electric Power Corporation Japanese Yen Bonds - Fifth Series (1995) Korea Electric Power Corporation Reverse Dual Currency Japanese Yen/Australian
                       Dollar Bonds - First Series (1996)
 Korea Electric Power Corporation Reverse Dual Currency Japanese Yen/Australian
                      Dollar Bonds - Second Series (1996),
                           (collectively, the "Bonds")

Notice is hereby given by Korea Electric Power Corporation ("KEPCO") that, upon approval both by Japanese and by Korean courts on resolutions of the agenda at the bondholders' meeting for each of the Bonds, execution of relevant agreements for each of the Bonds has been duly completed and that conditions as set out in such agreements for each of the Bonds have been satisfied and effected. As a result, government ownership clause as an event of default has been deleted from conditions of the Bonds, joint and several liability of each of KEPCO's generation subsidiary companies with respect to KEPCO's payment obligations under the Bonds have been released and, in return, The Korea Development Bank has unconditionally and irrevocably guaranteed on an unsecured and unsubordinated basis, KEPCO's payment obligations under the Bonds.

KEPCO has retained Daiwa Securities SMBC Co. Ltd. as its Financial Advisor on this transaction.


KOREA ELECTRIC POWER CORPORATION
167 Samsong-Dong, Kangnam-Gu
Dated : February 10, 2004
Seoul 135-791, Korea

This notice does not constitute an offer of any securities.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By:  /s/ Lee, Hi-Taek
                                            --------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: February 11, 2004